Filed by RigNet, Inc.
(Commission File No. 001-35003)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: RigNet, Inc.
(Commission File No. 001-35003)

On December 21, 2020, RigNet, Inc. (“RigNet”) sent the following FAQ to RigNet employees:

Royal Vanilla Merger Announcement

Employee FAQ

December 21, 2020

Note to employees: We understand that this is a time of uncertainty. Below, we have provided answers to what we think are some of the questions most employees will have at this point about the transaction. But this document cannot answer all of the questions you may have. We expect that we will continue to communicate with you over time as we work towards the closing of this transaction.

We encourage you to consult your supervisor or your RigNet Connect Leader if you have additional questions or are seeking clarification to an answer provided. Alternatively, you may submit additional questions to Integration@rig.net for potential inclusion in a future communication or FAQ.

If you have a question, please ask and if we have an answer, we will do our best to provide it.

The Transaction

•	What did RigNet announce?

On December 21, 2020, RigNet announced that it had entered into a definitive agreement to be acquired by Viasat, Inc.

•	When will the transaction close?

The transaction has not closed and will not be complete until the companies accomplish certain milestones:

•	RigNet must hold a special meeting of stockholders to allow stockholders to vote to approve the transaction; and

•	RigNet and Viasat must receive certain regulatory approvals and satisfy other ‘customary’ conditions for transaction of this type.

We anticipate meeting these milestones and closing the transaction by mid-calendar year 2021.

•	Why did RigNet agree to this?

RigNet believes a strategic combination with Viasat offers many potential benefits to stockholders, customers, and employees. Viasat is a global company headquartered in Carlsbad, California, with a market capitalization of over $2 billion and around 5,800 employees around the world. They own and operate satellites and provide services to verticals like government/defense, aviation, residential, commercial, and with the acquisition of RigNet, energy. Additionally, Viasat announced a global Ka-band constellation of three third-generation ViaSat-3 class satellites that once in service is expected to provide approximately eight times the capacity of its own satellite fleet in-service today. This is expected to enable the delivery of affordable, high-quality connectivity around the world.

RigNet believes that combining with a company that has a strong position in verticals where we’ve been focusing, like government, maintains a strong balance sheet, and is planning to expand its global satellite coverage significantly will create opportunities in energy. We are also excited about offering our Apps & IoT solutions like Intelie and Cyphre to Viasat’s customers, enabling us to grow that business segment even faster.

And, as it regards to our employees, this transaction should provide opportunities for growth that only large corporations can offer.

•	What do RigNet’s stockholders receive in the transaction?

For each share of RigNet common stock that a stockholder, including employees, owns as of the closing date, the stockholder will receive 0.1845 shares of Viasat plus cash for any fractional share amounts.

For example, if you own 100 shares of RigNet common stock, then at the closing of the transaction, you would receive 18 shares of Viasat stock plus the cash value of fractional share amounts.

•	Where can I find the share price of Viasat?

Viasat trades on the same exchange we do—the NASDAQ—under the symbol VSAT.

What Happens Next

•	What are the next steps?

The two companies will begin working on how RigNet will fit into Viasat after the close of the deal. The period between announcing the deal and closing the deal is known as the “Integration Planning” period. Each company will identify certain individuals who will be part of integration planning efforts.

HOWEVER, UNTIL WE CLOSE, IT IS IMPORTANT TO RECOGNIZE THAT RIGNET AND VIASAT REMAIN TWO DISTINCT COMPANIES. YOU SHOULD NOT SHARE INFORMATION WITH ANYONE FROM VIASAT WITHOUT THE APPROVAL OF SOMEONE ON THE INTEGRATION TEAM. IT IS IMPORTANT THAT SHARING OF CERTAIN SENSITIVE INFORMATION REMAINS RESTRICTED UNTIL CLOSING.

DO NOT RESPOND TO INFORMATION REQUESTS FROM OUTSIDE THE COMPANY. ALL REQUESTS SHOULD GO THROUGH JACKSON MARKLEY RIGNET’S LEAD ON THE INTEGRATION TEAM.

•	Who is on RigNet’s Integration team?

We will announce those team members in due course, but at a minimum, members of the ELT will be working on integration throughout the period.

•	What does this mean for me? Will my job change?

Until the transaction closes, which is currently expected to occur by mid-calendar year 2021, RigNet will continue to operate independently. That means that except for some of you involved in the integration, your day-to-day activities won’t change. Your compensation will not change and you will continue in your current role reporting to your current supervisor.

We will continue to serve our customers, compete for new opportunities, and generally conduct our business as we have been.

•	Will I still have a job?

During the integration period, we don’t anticipate any changes to the organization. We will be working with Viasat’s integration team during this time to determine how RigNet will fit into Viasat. Viasat’s plan is to have RigNet take over the entire Viasat enterprise services business, therefore expanding the overall responsibilities of the RigNet team.

It is possible that there may be changes once the transaction closes, but it is important to remember that Viasat is buying RigNet because of our expertise and capabilities serving energy customers around the world. Our employees are a critical element in our success and Viasat has not indicated at this time it expects significant layoffs or cost-cutting efforts. Over time, we believe the acquisition will create new and exciting opportunities as we become part of a much larger organization.

•	Will my compensation or benefits change?

We do not anticipate any short-term changes to pay or benefits. During the integration period, our teams will work together to understand how our benefits and pay structures fit into Viasat’s programs. However, our merger agreement states that all employees who continue with Viasat are entitled for at least 12 months to compensation opportunities no less favorable than RigNet’s current arrangements and benefits no less favorable in the aggregate than RigNet’s current plans or those provided to similarly situated Viasat employees.

•	Are there any changes expected outside the United States?

We will work with Viasat during the integration period to determine how RigNet’s structure will fit into Viasat’s, but no changes are anticipated at this time.

•	Will RigNet’s current management team remain in place after the merger?

Viasat believes RigNet’s management has built a great business that can become an important part of Viasat’s future. Viasat expects management to stay on to help with integration, provide ongoing leadership and in-depth industry knowledge, and customer relationship support. We expect there will be a transition period after which changes may occur as the business naturally evolves.

•	If I lose my job, will there be a severance?

During the integration period, we don’t anticipate any changes to the organization. We will be working with Viasat’s integration team during this time to determine how RigNet will fit into Viasat.

While we do not anticipate any significant reductions in RigNet employees, should you lose your job, we anticipate that Viasat would offer severance comparable to what RigNet has done historically.

•	What should I do if someone from Viasat calls me?

Unless you are part of the Integration team, Viasat personnel should not contact you directly. Any information requests or requests for assistance should come through a RigNet employee working on our Integration team. If contacted, please be polite, explain that requests should go through our Integration team, and refer them one of our team members.

•	Can I talk about this outside RigNet?

RigNet and Viasat issued a press release regarding the transaction on December 21, 2021. You are free to discuss that press release with family, friends, neighbors, etc. However, RigNet has policies governing public statements made by or about the company and the appropriate points of contact. You should refer any questions to the appropriate contact:

Media and Investors: Only Steve Pickett and Lee Ahlstrom are authorized to speak to media and investors on behalf of the company. Customers: Please refer any customer enquiries to Errol Olivier. Suppliers: Please refer any supplier enquiries to Egbert Clarke.

•	Have we notified customers and suppliers?

The Sales and Procurement organizations are proactively reaching out to key customers and suppliers to tell them about the transaction and to assure them that we expect to continue to conduct business as usual.

•	Can I buy or sell RigNet’s or Viasat’s stock?

You are still subject to our Insider Trading policies, which among other things means that if you have material non-public information about RigNet or Viasat, you may not trade. If in doubt, please consult the legal department.

•	What if I have unvested equity awards?

HR will reach out to employees who have unvested equity awards to provide details, but in general, these awards will convert to similar awards of Viasat stock at the exchange ratio in the merger.

•	What if I have more questions?

We understand that you are likely to have additional questions and that this may feel like a time of uncertainty. If you have other questions, feel free to talk to an ELT member, your supervisor, or send them by email to Integration@rig.net.

Important Additional Information and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC REGARDING THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents (when they become available) will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. These materials will be made available to stockholders of RigNet at no expense to them. Investors will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by RigNet and/or Viasat through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by RigNet will be available free of charge on Rignet’s internet website at http://www.rig.net. Copies of the documents filed with the SEC by Viasat will be available free of charge on Viasat’s internet website at http://www.viasat.com.

Participants in the Solicitation

Viasat, RigNet, their respective directors and certain of their respective executive officers may be considered, under SEC rules, participants in the solicitation of proxies from the stockholders of RigNet in connection with the proposed transaction. Information about the directors and executive officers of RigNet is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 11, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 30, 2020. Information about the directors and executive officers of Viasat is set forth in its Annual Report on Form 10-K for the year ended March 31, 2020, which was filed with the SEC on May 29, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on July 23, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This material includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 – that is, statements related to future, not past, events. Forward-looking statements may include comments about the expected future benefits, compensation, and employment, potential layoffs and severance, benefits of the transaction, potential value to be realized by RigNet’s employees and stockholders, timing of and ability to ultimately close the transaction, Viasat’s financial position and long-term strategy, and other similar statements. Forward-looking statements are based on current expectations and include any statement that does not directly relate to a current or historical fact. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “anticipate,” “believe,” “intend,” “will,” “expect,” “plan” or other similar words. These forward-looking statements involve certain risks and uncertainties, including those risks set forth in Item 1A – Risk Factors of the Company’s most recent 10-K filing, and Item 1A- Risk Factors of the Company’s 10-Q filing for the quarter ended March 31, 2020, filed with the SEC on Monday, May 11, 2020, and ultimately may not prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. For further discussion of risks and uncertainties, individuals should refer to RigNet’s SEC filings. RigNet undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.